UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2023

Commission File No.:  001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha’arba’a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20‑F ☒       Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(7): ____

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto and incorporated by reference herein is the following:

Exhibit 99.1:  Registrant’s press release entitled “RedHill Announces Positive MHRA Meeting and Planned UK Marketing Authorisation Application of RHB-102 (BEKINDA®) for Oncology Support”.

This Form 6-K and Exhibit 99.1 are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099) and on June 27, 2022 (File No. 333-265845), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848) and on July 29, 2021 (File No. 333-258259).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2023

REDHILL BIOPHARMA LTD. (the “Registrant”),
By: /s/ Dror Ben-Asher Dror Ben-Asher Chief Executive Officer